UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMENDMENT NO. 11

Mexco Energy Corporation
(Name of Issuer)

Common Stock, $0.50 Par Value

(Title of Class of Securities)

592770101
(CUSIP Number)

Nicholas C. Taylor
214 West Texas Avenue, Suite 1101
Midland, Texas 79701
432-682-1821
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 592770101

	1	Names of Reporting Persons; SS or IRS Identification Number	Nicholas C. Taylor SSN: XXX-XX-XXXX

	2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]

	3	SEC Use Only

	4	Source of Funds	PF

	5	Check of Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

	6	Citizenship or Place or Organization	USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	911,583
	8	Shared Voting Power	0
	9	Sole Dispositive Power	911,583
	10	Shared Dispositive Power	0
	11	Aggregate Amount Beneficially Owned by Each Reporting Person	911,583

	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

	13	Percent of Class Represented by Amount in Row (11)	44.75%

	14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

AMENDMENT NUMBER 11

Unless otherwise defined or indicated in this Amendment No. 11, capitalized terms which are used herein and are defined in the Schedule 13D filed April 27, 1983 (“Original 13D”) shall have the meanings assigned them in the Original 13D. All information herein with respect to Mexco Energy Corporation, a Colorado corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1. Security and Issuer

This Amendment is filed by Mr. Nicholas C. Taylor, an individual, RESIDING IN Midland, Midland County, Texas. This Amendment relates to the $0.50 par value common stock of Mexco Energy Corporation (herein called the “Issuer”), a Colorado corporation maintaining its principal executive offices at 214 W. Texas Avenue, Suite 1101, Midland, Texas, 79701.

ITEM 2. Identity and Background

(a)	Nicholas C. Taylor

(b)	Business Address: 214 West Texas Avenue, Suite 1101, Midland, Texas, 79701

(c)	Chairman of the Board and Chief Executive Officer, Mexco Energy Corporation, 1101 West Texas Avenue, Suite 1101, Midland, Texas, 79701
Attorney at Law, private practice, 1101 West Texas Avenue, Suite 1101, Midland, Texas, 79701

(d)	The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The reporting person is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

Nicholas C. Taylor acquired 6,000 additional shares of the Issuer’s common stock in an unsolicited broker dealer transaction for an aggregate purchase price of $16,703 from personal funds without any borrowing.

ITEM 4. Purpose of Transaction

All of these shares of common stock were acquired by Mr. Taylor for investment with the view to capital appreciation.

ITEM 5. Interest in Securities of the Issuer

(a)	The number of shares of common stock of the Issuer to which this Schedule 13D, Amendment 9, relates is 911,583 shares.

(b)	Mr. Taylor has sole voting and dispositive power over 911,583 shares of Mexco Energy Corporation common stock which he owns solely in his name.

(c)	See Item 3, above.

(d)	Not Applicable.

(e)	Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

ITEM 7. Material to Be Filed as Exhibits

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 23, 2015	By:	/s/ Nicholas C. Taylor
Nicholas C. Taylor